Exhibit 4.23

March 24, 2004

WILMINGTON TRUST COMPANY

in its capacity as Subordination Agent on
behalf of the Trustee under the
Class C Trust Agreement

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890-0001

Attention: Corporate Trust Administration

Ladies and Gentlemen:

        In consideration of that certain ISDA Master Agreement dated as of March 24, 2004, between Morgan Stanley Capital Services Inc., a Delaware corporation (hereinafter “MSCS”) and Wilmington Trust Company, a Delaware banking corporation, in its capacity as Subordination Agent on behalf of the Trustee under the Pass Through Trust Agreement dated as of the date hereof between Wilmington Trust Company and JetBlue Airways Corporation with respect to the JetBlue Airways Pass Through Trust, Series 2004—1C—O (hereinafter “Counterparty”)(such ISDA Master Agreement, together with each Confirmation exchanged between the parties pursuant thereto, hereinafter the “Agreement”), Morgan Stanley, a Delaware corporation (hereinafter “MS”), hereby irrevocably and unconditionally guarantees to Counterparty, with effect from the date of the Agreement, the due and punctual payment of all amounts payable by MSCS under the Agreement when the same shall become due and payable, whether on Scheduled Payment Dates, upon demand, upon declaration of termination or otherwise, in accordance with the terms of the Agreement and giving effect to any applicable grace period under the Agreement.  Upon failure of MSCS punctually to pay any such amounts, MS agrees to pay or cause to be paid such amounts.  The Counterparty agrees to demand payments from MS in writing at its address set forth in the signature block of this Guarantee (or to such other address as MS may specify in writing) provided that delay by Counterparty in giving such demand shall in no event affect MS’s obligations under this Guarantee.

                MS hereby agrees that its obligations hereunder shall be absolute and unconditional and will not be discharged except by complete payment of the amounts payable under the Agreement, irrespective of any claim as to the Agreement’s validity, regularity or enforceability or the lack of authority of MSCS to execute or deliver the Agreement; any insolvency, bankruptcy, reorganization or dissolution or any proceeding of MSCS, including without limitation rejection of MSCS’s payment obligations under the Agreement in such bankruptcy; any waiver of or consent to any departure from or failure to enforce any other guarantee for any or all of MSCS’s payment obligations under the Agreement; or any change in or amendment to the Agreement; or any waiver or consent by Counterparty with respect to any provisions thereof; or the absence of any action to enforce the Agreement or the recovery of any judgment against MSCS or of any action to enforce a judgment against MSCS under the Agreement; or any similar circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor generally.  MS hereby waives diligence, presentment, demand on MSCS for payment or otherwise, filing of claims, requirement of a prior proceeding against MSCS and protest or notice.  If at any time payment under the Agreement is rescinded or must be otherwise restored or returned by Counterparty upon the insolvency, bankruptcy or reorganization of MSCS or MS or otherwise, MS’s obligations hereunder with respect to such payment shall be reinstated upon such restoration or return being made by Counterparty as though such payment had not been made.

MS represents to Counterparty as of the date hereof, which representations will be deemed to be repeated by MS on each date on which a Transaction is entered into, that:

(1)           it is duly organized and validly existing under the laws of the jurisdiction of its incorporation and has full power and legal right to execute and deliver this Guarantee and to perform the provisions of this Guarantee on its part to be performed;

(2)           its execution, delivery and performance of this Guarantee have been and remain duly authorized by all necessary corporate action and do not contravene any provision of its certificate of incorporation or by-laws or any law, regulation or contractual restriction binding on it or its assets;

(3)           all consents, authorizations, approvals and clearances (including, without limitation, any necessary exchange control approval) and notifications, reports and registrations requisite for its due execution, delivery and performance of this Guarantee have been obtained from or, as the case may be, filed with the relevant governmental authorities having jurisdiction and remain in full force and effect and all conditions thereof have been duly complied with and no other action by, and no notice to or filing with, any governmental authority having jurisdiction is required for such execution, delivery or performance; and

(4)           this Guarantee is its legal, valid and binding obligation enforceable against it in accordance with its terms except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization or other similar laws applicable to MS affecting the enforcement of creditors’ rights or by general equity principles.

                This Guarantee may not be amended, modified, or waived except in writing executed by each of MS and the Counterparty.

MS agrees that its obligations hereunder shall not be subject to termination, offset or counterclaim (all of which are expressly waived by MS).

This Guarantee is a guarantee of payment and not of collection.  This Guarantee shall continue to be effective if MS merges or consolidates with or into another entity, loses its separate legal identity or ceases to exist.  MS hereby agrees that, other than as a result of a merger or the sale of substantially all of the assets of MS in which the surviving entity assumes the obligations of MS, it shall not assign this Guarantee and all obligations arising from this Guarantee without prior notice to Counterparty.

By accepting this Guarantee and entering into the Agreement, Counterparty agrees that MS shall be subrogated to all rights of Counterparty against MSCS in respect of any amounts paid by MS pursuant to this Guarantee, provided that MS shall be entitled to enforce or to receive any payment arising out of or based upon such right of subrogation only to the extent that it has paid all amounts payable by MSCS under the Agreement; and provided further that nothing in this paragraph shall affect the payment obligations of MS under this Guarantee.

This Guarantee shall be governed by and construed in accordance with the laws of the State of New York.  All capitalized terms not otherwise defined herein shall have the respective meanings assigned to them in the Agreement.

MORGAN STANLEY

By:	/s/ Jacqueline R. Brody
Name:	Jacqueline R. Brody
Title:	Assistant Treasurer
Address:	1585 Broadway
3rd Floor
New York, NY 10036
Attention:	Fixed Income Division
Transaction Management Group
Fax No.:	212-507-4622

Acknowledged by Counterparty:

By:	/s/ Monica M. Henry
Name: Monica M. Henry
Title: Senior Financial Services Officer